NEWS RELEASE
TSX Trading Symbol: BZA
Frankfurt Symbol: AB2

AMERICAN BONANZA - COPPERSTONE PROPERTY UPDATE

July 6, 2006 - American Bonanza Gold Corp. TSX: BZA) (“Bonanza”) is pleased to announce significant progress at Bonanza’s 100% owned high grade advanced Copperstone gold project in Arizona. Bonanza plans to resume drilling during July of 2006, with a primary focus of significantly expanding the existing high grade gold resources on the property.

A new detailed 3-D exploration model has been completed based on an evaluation of all historical and current drill hole, geophysical, geochemical, and geologic data. The new exploration model has defined several promising new drill targets at Copperstone that will be drill tested beginning in July. Drill permitting with the United States Bureau of Land Management is in progress and a drill contractor has been selected.

Bonanza geologists believe that Copperstone as currently known is a portion of a much larger structural system with the potential to contain several other deposits similar in size and grade to what has been defined in the past. The known gold endowment at Copperstone consists of over 500,000 ounces of gold recovered by open pit mining from 1987 to 1993, as previously announced. In addition to these already mined ounces of gold, the Copperstone gold endowment includes the high grade underground current resources shown below, as announced in a February, 2006 National Instrument 43-101 compliant resource. The total gold endowment at Copperstone thus approaches 900,000 ounces of gold. The mined-out open pit resource was discovered because it was exposed at the surface. The remaining extent of the structural system and favorable host rocks are believed to continue for several thousand feet along strike and down dip beneath 100-200 feet of aeolian sands where several undrilled strong geophysical anomalies exist.

The upcoming program will test at least 10 geophysical and structural step-out targets, and zones adjacent to known mineralization that have the potential of adding significant new tonnage to the existing Measured and Indicated Resources. Drill targets have been prioritized according to proximity to known ore, geophysical anomalies, and new structural interpretations that are the product of a 6 month evaluation of data.

The initial phase of drilling is planned to consist of an estimated 75,000 feet (23,000 meters) of RC drilling in 50 holes. Phase II will follow immediately where initial drilling has defined significant gold mineralization and structure. Permitting with the BLM has been designed to cover both phases of drilling. Bonanza will also extend the geophysical coverage along strike from the existing data to test for the continuation of the controlling structures into previously unconsidered areas while the drill program is in progress. Phase I drilling and the new geophysical program will be funded by a Cdn. $2 million budget from funds recently raised by the company.

About Copperstone
The Copperstone Project is located in western Arizona within the regional Walker Lane mineral belt where it intersects gold provinces in Southern California and Western Arizona. These provinces host a total known gold endowment of over 40 million ounces of gold.

Bonanza acquired 100% of the Copperstone Project in 2002, to explore the down dip underground high grade extension to the Copperstone Fault. Cyprus Minerals produced 500,000 ounces of gold from the upper portion of the Copperstone Fault from 1987 to 1993, operating a 2,500 tons per day open-pit mine. Total mine production was 5,500,000 tonnes at a grade of 3.8 grams per tonne gold, with gold recoveries of 89 percent. The mine was closed in 1993 when the economic limit of open-pit mining was reached at the then average price for gold of $360 per ounce.

Bonanza controls over 3,600 contiguous hectares of prospective ground at the Copperstone Project. Mine development advantages for Copperstone are significant and should dramatically compress the permitting schedule and positively impact the capital outlay requirements for a new mine. These include a pre-disturbed site developed in a modern permitting regime and a clean, non-sulfide bearing mineral resource and overburden. Existing infrastructure remaining from the previous operation consists of a dedicated 69 kv power line and substation, three operating water wells with a 200 hp pumping capacity (both electrical power and water supply exceed the needs of a new underground gold mine at Copperstone), an office, maintenance shops and a laboratory building.

Between 2002 and 2005 Bonanza completed over 46,400 meters of primarily core drilling, including over 7,000 meters drilled from underground. Underground drilling was accessed from a 600 meter decline that was designed to intercept high grade north of the pit at the D zone. Underground channel sampling in the D-zone, as previously reported, confirmed the multi-ounce high grade nature of the mineralization, including 4.5 feet grading 9.1 opt gold, 6.4 feet grading 4.1 opt gold, 9.5 feet grading 4.1 opt gold and 5.1 feet grading 2.9 opt gold.

On a parallel path with the drilling program, Bonanza has collected environmental, geotechnical, hydrological and metallurgical baseline data to support mine permitting and project design. Bonanza has retained certain specialized firms with recognized qualifications to support these efforts, including The Mines Group, Golder Associates, Water Management Consultants, and McClelland Laboratories.

In 2005 Bonanza commissioned AMEC E & C Services Inc., a respected international engineering firm, to complete a NI 43-101 compliant resource estimate. As previously announced the AMEC estimated mineral resource, effective January, 2006, and based on a cutoff grade of 5.1 g/t gold and capped at 137 g/t gold was reported as:

COPPERSTONE MINERAL RESOURCE

Zones	Classification	Tonnes	Average Grade (grams/tonne Gold)	Contained Ounces of Gold
A, B, C and D	Measured	10,400	20.93	7,005
A, B, C and D	Indicated	960,000	10.62	327,924
A, B, C and D	Measured + Indicated	970,400	10.73	334,929
A, B, C and D	Inferred	189,600	10.87	66,266

AMEC concurrently developed a NI 43-101 preliminary economic assessment for an underground mining operation at Copperstone. The preliminary assessment incorporated a 6.9 g/t gold cutoff, a mining diluted resource estimate, 90% plus gold recoveries (based upon metallurgical testwork), a cut and fill mine design, conventional crush/grind/flotation ore processing, 100% new capital equipment and current operating costs. Bonanza has made the decision, as previously announced, to expand the mineral resource before making a production decision, partially based on the potential confirmed in the AMEC study. Further drilling in 2006 at Copperstone will be directed at targets generated by utilizing Bonanza’s new exploration model. If successful, the drilling will be followed by further engineering studies to support a positive production decision.

About Bonanza
Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada, areas specifically chosen for their large gold endowments and stable political climates. Bonanza is advancing both its high grade Copperstone gold project in Arizona and the Fenelon gold project in Quebec. Bonanza has 100.6 million shares outstanding and is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

The qualified person who is responsible for the preparation of the technical information in this press release is Robert Hawkins, Bonzanza’s Vice President, Exploration. Mr. Hawkins is a qualified persons as defined by National Instrument 43-101 guidelines.

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company’s annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:

Ascenta Capital Partners Inc.
Attention:	Bruce Korhonen
Toll free	1-866-684-4743 ext. 30
Email	bruce@ascentacapital.com

Or:

American Bonanza Gold Corp.
Attention:	Susan Wilson, Corporate Communications
Phone:	(604) 688-7508
Email:	info@americanbonanza.com